UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549, U.S.A.

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 12)

ATARI, INC.

(F/K/A INFOGRAMES, INC., F/K/A GT INTERACTIVE SOFTWARE CORP.)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04651M 10 5

(CUSIP Number)

Thomas Schmider

Infogrames Entertainment SA

1 place Verrazzano

69252 Lyon Cedex 09 France

                +33 (0) 4 37 64 30 00

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

                          October 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with this statement ☐.

Schedule 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		INFOGRAMES ENTERTAINMENT SA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)		OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) to 2(e)		☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION		FRANCE

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER	6,926,245[1]

	8	SHARED VOTING POWER	26,000[2]

	9	SOLE DISPOSITIVE POWER	6,926,245[3]

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,952,245[4]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		51.36%[5]

14	TYPE OF REPORTING PERSON		CO

_________________________

[1]

Represents 6,926,245 shares of Common Stock (the “CUSH Owned Shares”) directly held by California U.S. Holdings, Inc., a wholly-owned subsidiary of Infogrames following the reverse split of the Company’s Common Stock on January 3, 2007.

[2]	Represents a proxy for the vote of 26,000 shares of Common Stock (the “Cayre Director Proxy Shares”) held by the Cayre family.

[3]	Represents the CUSH Owned Shares.

[4]	Includes (i) CUSH Owned Shares and (ii) the Cayre Director Proxy Shares.

[5]	Based on 13,477,920 shares of the Company’s Common Stock outstanding as of September 13, 2007.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		CALIFORNIA U.S. HOLDINGS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)		OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) to 2(e)		☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION		CALIFORNIA

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER	6,926,245[6]

	8	SHARED VOTING POWER	26,000[7]

	9	SOLE DISPOSITIVE POWER	6,926,245

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,952,245[8]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		51.36%[9]

14	TYPE OF REPORTING PERSON		CO

_________________________

[6]	Represents the 6,926,245 CUSH Owned Shares following the reverse split of the Company’s Common Stock on January 3, 2007.

[7]	Represents the 26,000 Cayre Director Proxy Shares.

[8]	Includes (i) CUSH Owned Shares and (ii) the Cayre Director Proxy Shares.

[9]	Based on 13,477,920 shares of the Company’s Common Stock outstanding as of September 13, 2007.

This Amendment No. 12 (“Amendment No. 12”) to the Schedule 13D filed on December 14, 1999, as amended by Amendment No. 1 filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2000, as amended and restated by Amendment No. 2 filed with the SEC on May 26, 2000, as amended by Amendment No. 3 filed with the SEC on October 4, 2000, as amended by Amendment No. 4 filed with the SEC on January 8, 2001, as amended by Amendment No. 5 filed with the SEC on September 24, 2003, as amended by Amendment No. 6 filed with the SEC on February 24, 2004, as amended by Amendment No. 7 filed with the SEC on June 18, 2004, as amended by Amendment No. 8 filed with the SEC on January 14, 2005, as amended by Amendment No. 9 filed with the SEC on January 18, 2005, as amended by Amendment No. 10 filed with the SEC on September 22, 2005 and as amended by Amendment No. 11 filed with the SEC on April 18, 2006 (as so amended, the “Schedule 13D”), is filed by the undersigned to further amend the Schedule 13D. The Schedule 13D is filed with respect to the common stock, par value $.01 per share (the “Common Stock”) of Atari, Inc. (formerly known as Infogrames, Inc., formerly known as GT Interactive Software Corp.), a Delaware corporation (the “Company”). The address of the principal executive offices of Atari, Inc. is 417 Fifth Avenue, New York, NY 10016. Capitalized terms used and not defined in this Amendment No. 12 shall have the meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

This item is hereby amended and restated in its entirety to read as follows:

(a)

Infogrames Entertainment SA (“Infogrames”) and California U.S. Holdings, Inc., a wholly-owned subsidiary of Infogrames (previously the Schedule 13D “Purchaser” and henceforth “CUSH”, and together with Infogrames, the “Filing Persons”).

(b)

The address of the principal office of Infogrames is 1, place Verrazzano, 69252 Lyon Cedex 09 France. The address of the principal office of CUSH is c/o Atari, Inc. 417 Fifth Avenue, New York, NY 10016.

(c)	The principal business activities of the Filing Persons is the holding of equity interests in companies engaged in the business of development and distribution of computer software.
(d)	During the past five years, neither Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

Neither Filing Person is, nor, during the last five years, was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as a result of a civil proceeding before a judicial or administrative body of competent jurisdiction nor has any such judicial or administrative body found either Filing Person was in violation of such laws.

(f)	Infogrames is a société anonyme organized under the laws of France. CUSH is a California corporation.

Set forth on Exhibit 1 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and citizenship, of each executive officer and director of the Filing Persons, and the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Infogrames or CUSH, as the case may be, for which such information is set forth.

To the best of the Filing Persons’ knowledge, and except as disclosed in Exhibit 99.8 to this Statement, none of the Filing Persons’ directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction

Item 4 is amended to add the following paragraph:

On October 5, 2007, pursuant to the Certificate of Incorporation and By-laws of the Company and the Delaware General Corporate Law, the Filing Persons executed a written consent removing Messrs. James Ackerly, Ronald C. Bernard, Michael G. Corrigan, Dennis Guyennot and Ms. Ann E. Kronen as members of the Board of Directors. Although the consent is effective immediately, an information statement must be filed with the SEC and sent to stockholders of the Company at least 20 calendar days before action may be taken. The written consent was accompanied by a letter to the directors of the Company. A copy of the letter has been filed as an exhibit hereto.

The Filing Person is in the process of reviewing its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. In the event that the Filing Person were to sell a significant portion of its shares, it could give rise to the termination of the Distribution Agreement between the Company, Infogrames Europe SA and the Filing Person, dated October 2, 2000, which occurs on the latter of either seven years after the execution date of the agreement or such date that the Filing Person’s ownership interest in the voting stock of Atari was reduced to 25% or below.

In reaching any decision as to its course of action (as well as to the specific elements thereof), the Filing Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to the Filing Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended to add the following statements to each of the following paragraphs:

(a)   The responses of the Filing Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The calculation of the following percentages is based on the number of shares of Common Stock disclosed as outstanding as of September 13, 2007, as reported by the Company in its annual report on Form 10-K for the year ended March 31, 2007 as filed with the SEC on September 13, 2007.

On January 3, 2007, the Company filed with the Secretary of State of the State of Delaware a Certificate of Amendment (the “Certificate”) to the Company’s Restated Certificate of Incorporation. The Certificate became effective as of January 3, 2007 and effected a 1-for-10 reverse stock split of the Company’s issued and outstanding shares of Common Stock, par value $0.01 (the “Reverse Split”) and decreased the number of shares of Common Stock the Company is authorized to issue from 300,000,000 to 30,000,000. As of January 3, 2007, every 10 shares of the Company’s issued and outstanding Common Stock, $ 0.01 par value, automatically converted to one share of Common Stock, $0.10 par value.

Infogrames is the beneficial owner of 6,952,245 shares of Common Stock by virtue of its ownership of 100% of the capital stock of CUSH, such Common Stock representing 51.36% of the outstanding shares of the Company.

Except as disclosed in this Item 5(a), none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on Exhibit 1 to this Statement beneficially owns any Shares or has the right to acquire any Shares.

(b)   The responses of the Filing Persons to (i) Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

Except as disclosed in this Item 5(b), none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on Exhibit 1 to this Statement presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

(c)   The responses of the Filing Persons to Item 4 hereof are incorporated herein by reference.

Except as disclosed in this Statement, none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on Exhibit 1 to this Statement has effected any transaction in the Shares during the past 60 days.

(d) To the best knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Materials to Be Filed as Exhibits

Exhibit 1	Chart Regarding Executive Officers and Directors of Filing Persons.*

Exhibit 2	Joint Filing Agreement between the Filing Persons. (Filed on 12/14/1999 as Exhibit 2 to Schedule 13D and incorporated herein by reference.)

Exhibit 3	Securities Purchase Agreement, dated as of November 15, 1999, among the Company and the Filing Persons. (Filed on 12/14/1999 as Exhibit 3 to Schedule 13D and incorporated herein by reference.)

Exhibit 4	Short Term Note of the Company in the Principal Amount of $25.0 million. (Filed on 12/14/1999 as Exhibit 4 to Schedule 13D and incorporated herein by reference.)

Exhibit 5	Warrant to Purchase 50,000 shares of Common Stock, issued to CUSH. (Filed on 12/14/1999 as Exhibit 5 to Schedule 13D and incorporated herein by reference.)

Exhibit 6	5% Subordinated Convertible Note of the Company, issued to CUSH. (Filed on 1/10/2000 as Exhibit 6 to Amendment No. 1 to Schedule 13D and incorporated herein by reference.)

Exhibit 7

Equity Purchase and Voting Agreement, dated as of November 15, 1999, among the Filing Persons and the GAP Entities. (Filed on 12/14/1999 as Exhibit 8 to Schedule 13D and incorporated herein by reference.)

Exhibit 8	Form of GAP Warrant. (Filed on 12/14/1999 as Exhibit 9 to Schedule 13D and incorporated herein by reference.)

Exhibit 9	Exchange Agreement, dated as of November 15, 1999, among the Company and the GAP Entities. (Filed on 12/14/1999 as Exhibit 10 to Schedule 13D and incorporated herein by reference.)

Exhibit 10

Form of Equity Purchase and Voting Agreements, dated as of November 15, 1999, among the Filing Persons and the members of the Cayre Group. (Filed on 12/14/1999 as Exhibit 11A to Schedule 13D and incorporated herein by reference.)

Exhibit 11	Note Purchase Agreement, dated as of November 15, 1999, between certain members of the Cayre Group and CUSH. (Filed on 12/14/1999 as Exhibit 11B to Schedule 13D and incorporated herein by reference.)

Exhibit 12	Right of First Offer Agreement, dated as of November 15, 1999, among CUSH and the Lenders. (Filed on 12/14/1999 as Exhibit 13 to Schedule 13D and incorporated herein by reference.)

Exhibit 13	Supplemental Agreement, dated May 19, 2000, between Edmondson, Ward and Infogrames. (Filed on 10/04/2000 as Exhibit 13 to Amendment No. 3 and incorporated herein by reference.)

Exhibit 14

Warrant Agreement, dated as of February 15, 2000, among the Company and CUSH, and Warrant to Purchase 45,000 shares of Common Stock (225,000 shares before Reverse Stock Split), issued to CUSH. (Filed on 10/04/2000 as Exhibit 14 to Amendment No. 3 and incorporated herein by reference.)

Exhibit 15

Second Amended and Restated Registration Rights Agreement, dated as of October 2, 2000, between CUSH and the Company. (Filed on 10/04/2000 as Exhibit 15 to Amendment No. 3 and incorporated herein by reference.)

Exhibit 16

Agreement and Plan of Merger, dated as of September 6, 2000, by and among the Company, Merger Sub, Infogrames, CUSH and INA. (Filed by the Company on 09/12/00 as Exhibit A to its Proxy Statement on Schedule 14C and incorporated herein by reference.)

Exhibit 17	Stock Purchase and Exchange Agreement, dated December 28, 2001, among Infogrames and the Sellers. (Filed on 01/04/2001 as Exhibit 16 to Amendment No. 4 and incorporated herein by reference.)

Exhibit 18

Convertible Subordinated Note issued by the Company to Infogrames, on December 28, 2001, in a principal amount of $40,812,000. (Filed on 01/04/2001 as Exhibit 17 to Amendment No. 4 and incorporated herein by reference.)

Exhibit 19

Convertible Subordinated Note issued by the Company to Infogrames, on December 28, 2001, in a principal amount of $9,188,000. (Filed on 01/04/2001 as Exhibit 18 to Amendment No. 4 and incorporated herein by reference.)

Exhibit 20

Trademark License Agreement, dated as of September 4, 2003, among Infogrames, Atari Interactive and the Company. (Filed by the Company on 09/05/03 as Exhibit 10.71 to its Registration Statement on Form S-2 and incorporated herein by reference.)

Exhibit 21

Agreement Regarding Satisfaction of Debt and License Amendment, dated as of September 4, 2003, among CUSH, Infogrames and the Company. (Filed by the Company on 09/18/03 as Exhibit 10.70 to its Registration Statement on Form S-2 and incorporated herein by reference.)

Exhibit 22

Underwriting Agreement, dated September 18, 2003, among the Company, Infogrames and UBS Securities LLC, Harris Nesbitt Gerard, Inc., and SoundView Technology Corporation, as Managing Underwriters. (Filed by the Company on 09/18/03 as Exhibit 1 to its Registration Statement on Form S-2 and incorporated herein by reference.)

Exhibit 23	ISDA Master Agreement, dated June 11, 2004, between CUSH and Nexgen. (Filed on 6/18/2004 as Exhibit 23 to Amendment 7 and incorporated herein by reference.)

Exhibit 24	Transaction Confirmation, dated June 11, 2004, between CUSH and Nexgen, as amended on June 15, 2004. (Filed on 6/18/2004 as Exhibit 24 to Amendment 7 and incorporated herein by reference.)

Exhibit 25	Amendment, dated June 15, 2004, to Transaction Confirmation, dated June 11, 2004, between CUSH and Nexgen. (Filed on 6/18/2004 as Exhibit 25 to Amendment 7 and incorporated herein by reference.)

Exhibit 26	Registration Rights Agreement, dated June 11, 2004, between CUSH and Nexgen. (Filed on 6/18/2004 as Exhibit 26 to Amendment 7 and incorporated herein by reference.)

Exhibit 99.1

Letter Agreement, dated October 28, 2004, between CUSH and Nexgen amending the Transaction Confirmation. (Filed on 1/14/2005 as Exhibit 99.1 to Schedule 13D to Amendment No. 8 and incorporated herein by reference.)

Exhibit 99.2

Letter Agreement, dated December 21, 2004, between CUSH and Nexgen relating to the Termination of the Transaction. (Filed on 1/14/2005 as Exhibit 99.2 to Schedule 13D to Amendment No. 8 and incorporated herein by reference.)

Exhibit 99.3

Form of Letter Purchase Agreement, dated January 13, 2005, between CUSH and each purchaser relating to the sale of 11,000,000 shares. (Filed on 1/18/2005 as Exhibit 99.3 to Schedule 13D to Amendment No. 9 and incorporated herein by reference.)

Exhibit 99.4

Letter Agreement, dated January 7, 2005, between CUSH and Wedbush Morgan Securities Inc. (“WMS”), relating to WMS’s appointment as agent of CUSH in the sale of shares. (Filed on 1/18/2005 as Exhibit 99.4 to Schedule 13D to Amendment No. 9 and incorporated herein by reference.)

Exhibit 99.5

Agreement Regarding Issuance of Shares, dated September 15, 2005 between Infogrames Entertainment S.A. and Atari, Inc. (Filed on 9/22/2005 as Exhibit 99.5 to Schedule 13D to Amendment No. 10 and incorporated herein by reference.)

Exhibit 99.6

GT Interactive UK Settlement of Indebtedness Agreement, dated September 15, 2005 between Atari UK, Infogrames and all of its subsidiaries and Atari, Inc. (Filed on 9/22/2005 as Exhibit 99.6 to Schedule 13D to Amendment No. 10 and incorporated herein by reference.)

Exhibit 99.7

Agreement Regarding Transfer of Shares, dated April 5, 2006 among Infogrames Entertainment S.A., Atari Interactive, Inc. and California U.S. Holdings, Inc. (Filed on 4/18/2006 as Exhibit 99.7 to Schedule 13D to Amendment No. 11 and incorporated herein by reference.)

Exhibit 99.8	Disclosure relating to Criminal and Civil Proceedings of Directors or Executive Officers*

Exhibit 99.9	Cover Letter to Written Consent removing Messrs. James Ackerly, Ronald C. Bernard, Michael G. Corrigan, Dennis Guyennot and Ann E. Kronen as members of the Board of Directors.*

__________________

*	Filed with this Amendment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2007	By:	INFOGRAMES ENTERTAINMENT SA

	By:	/s/ Patrick Leleu
Patrick Leleu Chairman and Chief Executive Officer

Dated: October 5, 2007	By:	CALIFORNIA U.S. HOLDINGS, INC.

	By:	/s/ Patrick Leleu
Patrick Leleu Chairman and Chief Executive Officer